Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Global Payments Inc. on Form S-8 of our report dated July 22, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 and the Company’s change in its method of accounting for costs associated with exit or disposal activities to conform with Statement of Financial Accounting Standards No. 146), appearing in the Annual Report on Form 10-K of Global Payments Inc. for the fiscal year ended May 31, 2004.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

November 18, 2004